SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME nº 06.164.253/0001-87

NIRE 35.300.314.441

Publicly-held Company

NOTICE TO SHAREHOLDERS

São Paulo, April 28, 2021 - GOL LINHAS AÉREAS INTELIGENTES S.A. (B3: GOLL4 e NYSE: GOL) (“GOL” or “Company”) pursuant to Article 30, item XXXII of the CVM Instruction No. 480 and guidelines provided in the Official Circular Letter/CVM/SEP/Nº 01/2021, released on February 26, 2021, by means of its Management hereby publicly informs its shareholders that an increase of the Company’s share capital was approved at a Board of Directors’ Meeting held on the date hereof, as follows (“Capital Increase”):

1. Reasons for the Capital Increase and Allocation of Funds.

The Capital Increase aims at supporting (i) the acceleration of GOL’s transition from 737 NG to 737 Max aircraft, (ii) GOL’s financial flexibility to execute credit –accretive liability management, and (iii) GOL’s access to additional value-accretive growth opportunities.

The Capital Increase will not have relevant legal/corporate consequences, since Company’s shareholders will have preemptive rights to subscribe the new shares, pursuant to provisions of Article 171 of the Brazilian Corporation Law No. 6.404/76, as amended (“Brazilian Corporation Law”).

2. Fiscal Council Approval.

The Fiscal Council gave a favorable opinion to the capital increase at a meeting held on April 28, 2021.

3. Number of Shares to be Issued and Guaranteed Rights.

The Capital Increase will be carried out though the issue, for private subscription, of up to (i) 171.136.140 common shares and (ii) 16.268.441 preferred shares, in the amount of up to R$511.813.108,55 (“Total Capital Increase”), subject to partial ratification in the event the Capital Increase Minimum Amount (as defined in item 10 below) is reached. The Controlling Shareholder presented a firm commitment of subscription of an amount greater than the Capital Increase Minimum Amount, as per item 6 below.

The shares to be issued will grant its holders the same rights, advantages and restrictions granted by of each of the existing common and preferred shares issued by the Company, as set forth in its Bylaws, including the right to receive full dividends and/or interest on equity declared by the Company as from the date of the ratification of the Capital Increase.

4. Issue Price per Share.

The issue price of each preferred share shall be R$24.19 (“Preferred Share Issue Price”), defined pursuant to Article 170, Paragraph 1, item III of Law No. 6.404/76, based on the closing price of the preferred shares issued by the Company at B3 on April 28, which represents a premium of 9.13% to the 30-day volume-weighted-average-price of GOL’s preferred shares.

The issue price for each common share shall be R$0.6911, an amount equivalent to the Preferred Share Issued Price divided by thirty-five (35), in order to reflect the difference in the equity rights attributed to the common shares, pursuant to Article 5, Paragraph 3 and Paragraph 7 of the Company’s Bylaws (“Common Share Issue Price”, together with Preferred Share Issue Price, “Issue Price”).

4.1 Criteria and justification for the Issue Price

The Company’s Management understands that, among the criteria for determining the Issue Price, the one that most adequately reflects the price of the Company's shares at this time is the share price on the stock exchange.

Thus, there are elements to justify the single application of the pricing criteria provided for in item III, Paragraph 1 of Article 170 of Law No. 6.404/1976, which represents, according to Management’s opinion, the most appropriate way of price the Company’s shares without unjustified dilution of shareholders who decide not to participate in the Capital Increase.

5. Preemptive Rights.

The Company’s shareholders shall have preemptive rights to subscribe new shares of the Company within the scope of the Capital Increase, pursuant to Article 171 of Law No. 6.404/76, based on their respective holdings at the closing of B3’s trading on May 4, 2021. The Company’s shares acquired from and including May 5, 2021 (inclusive), shall not grant preemptive rights for the subscription of shares to the acquiring shareholder and shall be traded ex-subscription rights.

(i) Each common share shall confer to its holder the right to subscribe 0.05976086 common share, and (ii) each preferred share shall confer to its holder the right to subscribe 0.05976086 preferred share issued in the Capital Increase.

6. Subscription by the Controlling Shareholder

The controlling shareholders of GOL (“Controlling Shareholders”) have informed GOL Board of Directors that they intend to acquire up to approximately R$270 million in shares of GOL, representing their pro rata amount in the Total Capital Increase (“Controlling Shareholders Subscription Amount”).

7. Information on the historical evolution of the Company’s share quote at B3 S.A. – Brasil, Bolsa e Balcão (“B3”).

7.1. Annual stock prices over the last three years:

	2020	2019	2018
Minimum Stock Price	R$5.60	R$20.50	R$9.31
Maximum Stock Price	R$39.05	R$43.79	R$25.38
Average Stock Price	R$20.60	R$30.96	R$16.20

7.2. Quarterly stock prices over the last two years:

2019	1st quarter	2nd quarter	3rd quarter	4thquarter
Minimum Stock Price	R$22.81	R$20.50	R$31.56	R$31.00
Maximum Stock Price	R$30.69	R$32.82	R$43.79	R$38.85
Average Stock Price	R$26.24	R$25.96	R$36.27	R$35.04

2020	1st quarter	2nd quarter	3rd quarter	4thquarter
Minimum Stock Price	R$5.60	R$9.47	R$16.47	R$15.62
Maximum Stock Price	R$39.05	R$23.99	R$21.95	R$27.94
Average Stock Price	R$27.68	R$13.97	R$19.05	R$21.71

7.3. Monthly stock prices over the last six months:

	Mar/21	Feb/21	Jan/21	Dec/20	Nov/20	Oct/20
Minimum Stock Price	R$19.47	R$2163	R$22.21	R$23.30	R$15.62	R$15.69
Maximum Stock Price	R$24.07	R$25.76	R$24.61	R$27.94	R$23.56	R$19.91
Average Stock Price	R$21.28	R$24.09	R$23.49	R$25.89	R$20.81	R$18.58

7.4. Average Stock Price over the last ninety (90) days: 22.74

7.5. Stock’s issue price applied in the all capital increase processes occurred in the last three years:

Date	Total Amount	Price Per Share
01/11/2018	R$ 1,499,719.17	R$ 9.31
05/08/2018	R$ 5,798,532.45	R$ 11.63
08/01/2018	R$ 2,472,026.37	R$ 7.46
10/31/2018	R$ 166,634.62	R$ 2.62
12/21/2018	R$ 5,491,473.91	R$ 9.31
02/27/2019	R$ 4,588,828.65	R$ 8.80
04/26/2019	R$ 511,992.80	R$ 3.63
10/30/2019	R$ 60,164,709.01	R$ 11.16
04/30/2020	R$ 726,645.28	R$ 3.69
07/30/2020	R$ 227,626.52	R$ 7.84
10/29/2020	R$ 304,223.92	R$ 2.62

8. Increase of the Share Capital.

Should the Capital Increase be equivalent to the Total Capital Increase, the total amount of the increase will be R$ 511,813,108.55, which will be fully allocated to the Company's capital stock, so that the Company's share capital will change, from the current R$3,165,054,354.88, divided into 2,863,682,710 common shares and 274,024,257 preferred shares, to R$3,676,867,463.43, divided into 3,034,818,850 common shares and 290,292,698 preferred shares.

Should the Capital Increase be equivalent to the Capital Increase Minimum Amount, the total amount of the increase will be R$ 100,000,000.00, which will be fully allocated to the Company's capital stock, so that the Company's share capital will change, from the current R$ 3,165,054,354.88, divided into 2,863,682,710 common shares and 274,024,257 preferred shares, to, R$ 3,265,054,354.88, divided into 2,927,067,640 common shares and 276,347,199 preferred shares.

The new wording of article 5 of the Company's Bylaws, reflecting the new share capital and the new number of shares in which the Company's capital stock is divided as a result of the Capital Increase, will be defined in due course, at the time of the ratification of the Capital Increase by the Company's Board of Directors, when the amounts involved in the Capital Increase are known.

9. Payment Conditions.

The shares issued within the scope of the Capital Increase shall be fully paid in cash, in domestic currency, upon subscription.

10. Partial Ratification.

Once an amount equal to or greater than the minimum amount of the capital increase, corresponding to R$ 100,000,000.00 (“Capital Increase Minimum Amount”), is subscribed, even if it does not reach the Total Capital Increase amount, the Capital Increase will be considered concluded and there will be no round of apportionment of unsubscribed shares. Since the Controlling Shareholders Subscription Amount is greater than the Minimum Capital Increase Amount, the Increase of Capital shall be concluded after the Capital Increase Minimum Amount is reached.

In the event of partial ratification of the Capital Increase, no additional period will be granted for the reconsideration of the subscription decision. Nevertheless, shareholders will have the right to condition the subscription of shares to the Capital Increase be equivalent to the Total Capital Increase. Additionally, the shareholders shall, at the time of subscription, indicate whether, in the event the amount of the Capital Increase is equal or above the Minimum Capital Increase Amount but below the Total Capital Increase, he intends to receive (i) the totality of shares subscribed by him or (ii) an amount of shares equivalent to the pro rata between the total number of shares effectively subscribed and the maximum number of shares originally approved to be issued in the Total Capital Increase, assuming, in the absence of any manifestation, the subscriber's interest in receiving all the subscribed shares.

The shareholder whose condition for the subscription provided for in the respective subscription bulletin has not been implemented, will receive back the amount paid in full, without monetary correction.

11. Potential Dilution.

Considering that it shall be ensured to Company’s shareholders preemptive rights to subscribe new shares of the same type already held by each shareholder, without changing the respective proportions in the share capital, if shareholders fully exercise their respective preemptive rights, the Capital Increase shall not cause any dilution of current shareholders.

In the event shareholders opt not to exercise their preemptive rights for the subscription of new shares, the potential total dilution resulting from the Capital Increase shall be 5.64%.

12. Management opinion on Capital Increase Effects

The Company’s Management believes that a potential dilution of shareholders is mitigated, in view of historical evolution of the Company’s shares.

13. Procedures to Exercise the Preemptive Right.

Shareholders will have preemptive rights to subscribe shares of the same type they hold (that is, shareholders holding preferred shares may only and exclusively exercise their preemptive rights in preferred shares, and, from likewise, the shareholders holding common shares may only and exclusively exercise their preemptive right in common shares) and may subscribe or assign their preemptive rights so that third parties may subscribe a number of shares proportional to the shareholding held by such shareholders in the Company.

The term to exercise the preemptive right shall be thirty (30) consecutive days as of and including May 5, 2021, i.e., until and including June 9, 2021 (“Preemptive Rights Period”). The exercise of the preemptive rights in relation to the shares held under B3 custody shall observe the terms and operational procedures stipulated by B3.

Subject to the procedures established by Itaú Unibanco S.A. (“Itaú”), the financial institution in charge of the Company’s shares bookkeeping and B3, the preemptive rights may be exercised from the commencement of the Preemptive Rights Period by shareholders, or by assignees of preemptive rights.

The Company intends to file with the Securities and Exchange Commission of the United States of America (SEC) a request for registration of the offer of preemptive rights relating the subscription of preferred shares, through which US holders of preferred shares and American Depositary Receipts (ADRs) will be able to subscribe preferred shares and ADRs issued by GOL within the context of the Capital Increase.

14. Share Subscription Procedure

14.1 Shares under the custody of Itaú

Holders of subscription rights in custody with Itaú who wish to exercise their preemptive rights for the subscription of shares must, during the Preemptive Rights Period, go to any branches of Itaú network, during business days, from 10:00 a.m. to 4:00 p.m. for the subscription of the new issued shares and payment of the corresponding price. For any clarifications, or more information, please contact the numbers below available during any business days, from 9:00am to 6:00pm: +55 3003-9285 (Capital cities and metropolitan areas) or 0800 7209285 (other locations).

14.2 Shares Under the Custody of B3’s Central Depositary

The holders of subscription rights under the custody of Central Depositary shall exercise respective subscription rights by means of their custody agents and in accordance with the rules stipulated by Central Depositary.

15. Documentation for Share Subscription and Assignment of Subscription Right.

The holders of subscription rights under the custody of Itaú intending to exercise their Preemptive Right or assign such right, directly or by means of Itaú, shall submit the following documents:

Individuals: (i) identity document; (ii) individual taxpayer’s register (CPF), and (iii) proof of residence.

Legal Entity: (i) original and a copy of its bylaws and minutes of election of current board of executive officers or a certified copy of restated charter or bylaws, (ii) corporate taxpayer’s register (CNPJ), (iii) a certified copy of the corporate documents evidencing the powers of subscription bulletin signatory; and (iv) a certified copy of the identity card, individual taxpayer’s register (CPF) and signatory(ies)’s proof of residence. Additional documents may be requested from investors residing abroad.

Representation by Proxy: in this assumption, a public proxy instrument with specific powers shall be submitted, accompanied by documents mentioned above, where applicable, of the grantor and attorney-in-fact.

The holders of subscription rights under the custody of B3’s Central Depositary shall exercise their preemptive rights through their custody agents, subject to the terms stipulated by B3 and the conditions hereof.

The signature of the subscription bulletin shall represent the manifestation of the irrevocable and irreversible will of the investors to acquire new shares, resulting in the relevant person’s irrevocable and irreversible obligation to fully pay for them upon subscription.

16. Credit of shares.

The issued shares will be credited on the business day following the ratification of the Capital Increase by the Company's Board of Directors, and should be visible on the shareholders' statements as from the 3rd business day after such ratification.

This Notice to Shareholders does not constitute an offer to sell, buy or exchange, or a solicitation of an offer to sell, buy or exchange, any security described herein, and no offer, sale, purchase or exchange of any such security will occur in any jurisdiction in which such offer, sale, purchase or exchange would be unlawful without prior registration or exemption pursuant to the applicable securities laws of such jurisdiction. In particular, any offer, sale, purchase or exchange will be made pursuant to registration under the U.S. Securities Act of 1933 (“Securities Act”) or pursuant to an exemption from registration or a transaction not subject to the registration requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer